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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Mittal Steel Company N.V.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

60684P 10 1

(Cusip Number)

W. Jeffrey Lawrence
Shearman & Sterling LLP
599 Lexington Avenue, New York, NY 10022
(212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60684P 10 1			Page 2 of 16

1.	Name of Reporting Person: Lakshmi N. Mittal		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of India

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 243,333

		8.	Shared Voting Power: 623,250,000

		9.	Sole Dispositive Power: 243,333

		10.	Shared Dispositive Power: 623,250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 623,493,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 95.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 60684P 10 1			Page 3 of 16

1.	Name of Reporting Person: Usha Mittal		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of India

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 45,000

		8.	Shared Voting Power: 623,250,000

		9.	Sole Dispositive Power: 45,000

		10.	Shared Dispositive Power: 623,250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 623,295,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 95.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 60684P 10 1			Page 4 of 16

1.	Name of Reporting Person: Ispat International Investments, S.L., Sociedad Unipersonal		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Spain

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 98,250,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 98,250,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 60684P 10 1			Page 5 of 16

1.	Name of Reporting Person: Mittal Steel S.à r.l.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 525,000,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 525,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 525,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 80.5%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

               This Statement on Schedule 13D (this “Statement”) relates to the Class A common shares, nominal value €0.01 per share (“Class A Common Shares”), of Mittal Steel Company N.V., a company organized under the laws of The Netherlands (“Mittal Steel”). The principal executive offices of Mittal Steel are located at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands. A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2. Identity and Background.

               This Statement is being jointly filed by Mr. Lakshmi N. Mittal (“Mr. Mittal”), Mrs. Usha Mittal (“Mrs. Mittal”), Ispat International Investments, S.L., Sociedad Unipersonal, a company organized under the laws of Spain (“International”), and Mittal Steel S.à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”, together with International, Mr. Mittal and Mrs. Mittal, the “Reporting Persons” and each, a “Reporting Person”).

Mr. Mittal

               Mr. Mittal is a citizen of the Republic of India. His principal business address is c/o Mittal Steel Company Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mr. Mittal’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Mittal Steel.

Mrs. Mittal

               Mrs. Mittal is a citizen of the Republic of India. Her principal business address is c/o Mittal Steel Company Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mrs. Mittal is the wife of Mr. Mittal.

International

               International is a company organized under the laws of Spain. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International. The address of the principal office of International is Emilio Castelar 4-5, Oficina 503, 35007, Las Palmas, Gran Canaria, Spain. International is a holding company whose primary business is holding shares of Mittal Steel.

               Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of International and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than International, as the case may be, for which such information is set forth.

LuxCo

               LuxCo is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of LuxCo. The address of the principal office of LuxCo is 59 Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg. LuxCo is a holding company whose primary business is holding shares of Mittal Steel.

               Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of LuxCo and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than LuxCo, as the case may be, for which such information is set forth.

               During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A and B to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

               Pursuant to the terms of the Acquisition Agreement, dated as of October 24, 2004 (the “Acquisition Agreement”), between Mittal Steel (formerly Ispat International N.V.) and Richmond Investment Holdings Limited, a company organized under the laws of the British Virgin Islands (“Richmond”), on December 17, 2004, LuxCo, a subsidiary of Richmond, acquired 139,659,790 Class A Common Shares and 385,340,210 class B common shares of Mittal Steel, nominal value €0.10 per share (“Class B Common Shares”) in exchange for 500,000,000 common shares of Mittal Steel Holdings N.V. (formerly LNM Holdings N.V.) (“Holdings”) transferred to Mittal Steel by LuxCo and which constitute all of the issued and outstanding shares of Holdings.

               The foregoing summary of the terms of the Acquisition Agreement is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which is included as Exhibit 2 to this Statement and is incorporated herein by reference.

               International’s ownership of 26,100,000 Class A Common Shares and 72,150,000 Class B Common Shares owned by it pre-dates Mittal Steel’s initial public offering in 1997.

Item 4. Purpose of Transaction.

               The matters set forth in Item 3 above and Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

               Through International, Mr. Mittal and Mrs. Mittal previously controlled Mittal Steel. The Reporting Persons intend to continue to exercise control of Mittal Steel. The Reporting Persons have the power to elect the majority of the members of Mittal Steel’s board of directors, and to exercise voting control over the decisions adopted at Mittal Steel’s general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, and the incurrence of indebtedness.

               On October 25, 2004, Mittal Steel announced that its Board of Managing Directors had approved a definitive agreement under which International Steel Group Inc. (“ISG”) will merge with and into Park Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Mittal Steel (“Merger Sub”), and Merger Sub will continue as the surviving corporation of the merger (the “ISG Merger”). The ISG Merger is subject to approval by the shareholders of ISG and Mittal Steel, as well as regulatory approvals and satisfaction of other customary closing conditions. Mittal Steel expects that the ISG Merger will be completed in the first quarter of 2005. Under the terms of the agreement with ISG, ISG shareholders will receive $21.00 per share in cash and a number of Class A Common Shares equal to $21.00 divided by the average closing price of Class A Common Shares for the 20 trading days prior to closing, up to a maximum of 0.6087 shares and a minimum of 0.4793 shares. The value in the ISG Merger would be $42.00 per ISG share, or $4.5 billion in the aggregate if the average price of Class A Common Shares for the 20 trading days prior to two days before the effective date of the ISG Merger is between $34.50 and $43.81 per share. ISG shareholders will be able to elect between cash and Class A Common Shares, subject to pro ration such that 50% of the total consideration will be in cash and 50% will be in Class A Common Shares. Pursuant to the Parent Shareholder Support Agreement, dated as of October 24, 2004, between International and ISG (the “Support Agreement”), International has agreed to vote the shares of Mittal Steel held by it in favor of the ISG Merger. The foregoing reference to the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

               Each of the Reporting Persons intends to review its investment in Mittal Steel on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of Mittal Steel, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of Mittal Steel owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Mittal Steel’s business and prospects; other developments concerning Mittal Steel and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Class A Common Shares.

               Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of Mittal Steel, or the disposition of securities of Mittal Steel;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Mittal Steel or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Mittal Steel or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of Mittal Steel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Mittal Steel;

(f)	Any other material change in Mittal Steel’s business or corporate structure;

(g)	Changes in Mittal Steel’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Mittal Steel by any person;

(h)	A class of securities of Mittal Steel being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Mittal Steel becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

               Under Mittal Steel’s Articles of Association, each Class B Common Share is convertible at any time and from time to time at the option of the holder thereof into one Class A Common Share. Holders of Class A Common Shares are entitled to one vote per share, and holders of Class B Common Shares are entitled to ten votes per share. All share ownership percentages stated in this Statement for Class A Common Shares are calculated assuming conversion of all outstanding Class B Common Shares into Class A Common Shares.

               (a) International is the owner of 26,100,000 Class A Common Shares and 72,150,000 Class B Common Shares. As a result, International is the beneficial owner of

98,250,000 Class A Common Shares, representing 15.1% of the Class A Common Shares outstanding.

               LuxCo is the owner of 139,659,790 Class A Common Shares and 385,340,210 Class B Common Shares. As a result, LuxCo is the beneficial owner of 525,000,000 Class A Common Shares, representing 80.5% of the Class A Common Shares outstanding.

               Mr. Mittal is the direct owner of 30,000 Class A Common Shares and holds options to acquire an additional 213,333 Class A Common Shares, together representing less than 0.1% of the Class A Common Shares outstanding. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mr. Mittal is the beneficial owner of 623,493,333 Class A Common Shares, representing 95.6% of the Class A Common Shares outstanding.

               Mrs. Mittal is the direct owner of 5,000 Class A Common Shares and holds options to acquire an additional 40,000 Class A Common Shares, together representing less than 0.1% of the Class A Common Shares outstanding. Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mrs. Mittal is the beneficial owner of 623,295,000 Class A Common Shares, representing 95.6% of the Class A Common Shares outstanding.

               The calculation of the foregoing percentages is based on the 194,509,790 Class A Common Shares and 457,490,210 Class B Common Shares outstanding on December 17, 2004.

               (b) International has the power to vote or to direct the vote or dispose or direct the disposition of 26,100,000 Class A Common Shares and 72,150,000 Class B Common Shares, which it shares with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of International. As a result, International shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 98,250,000 Class A Common Shares, representing 15.1% of the Class A Common Shares outstanding.

               LuxCo has the power to vote or to direct the vote or dispose or direct the disposition of 139,659,790 Class A Common Shares and 385,340,210 Class B Common Shares, which it shares with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of LuxCo. Accordingly, LuxCo shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000 Class A Common Shares, representing 80.5% of the Class A Common Shares outstanding.

               Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 30,000 Class A Common Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 213,333 Class A Common Shares that are the subject of the options he holds, assuming exercise of such options, together representing less than 0.1% of the Class A Common Shares outstanding. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of Class A Common Shares with each of them as described in the preceding two paragraphs) and accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 623,250,000 Class A Common Shares, representing 95.6% of the Class A Common Shares outstanding.

               Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 5,000 Class A Common Shares that she owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 40,000 Class A Common Shares that are the subject of the options she holds, assuming exercise of such options, together representing less than 0.1% of the Class A Common Shares outstanding. Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of Class A Common Shares with each of them as described in the first two paragraphs of this Item 5(b)) and accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 623,250,000 Class A Common Shares, representing 95.6% of the Class A Common Shares outstanding.

               The calculation of the foregoing percentages is based on the 194,509,790 Class A Common Shares and 457,490,210 Class B Common Shares outstanding on December 17, 2004.

               (c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Class A Common Shares during the past 60 days.

               (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares beneficially owned by the Reporting Persons.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

               The response to Item 4 of this Statement is incorporated in this Item 6 by reference.

               Pursuant to the Support Agreement, International agreed to vote the shares of Mittal Steel held by it in favor of the transactions contemplated by the Merger Agreement, dated as of October 24, 2004, among Mittal Steel, Park Acquisition Corp. and ISG (the “Merger Agreement”). International further agreed to refrain from the sale, assignment, disposal or transfer of the shares of Mittal Steel held by it to the extent such sale, assignment, disposal or transfer would prevent the approval of the Merger Agreement by Mittal Steel’s shareholders or would be inconsistent with the terms of the Merger Agreement. The foregoing summary of the terms of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

               A shareholder’s and registration rights agreement was entered into as of August 13, 1997 by Mittal Steel (formerly Ispat International N.V.), LNM Holdings S.L., (subsequently renamed Ispat International Investments, S.L., Sociedad Unipersonal) and Mr. Mittal (the

“Shareholder’s Agreement”). Pursuant to the Shareholder’s Agreement, no person holding record or beneficial ownership of Class B Common Shares may transfer (as defined in the Shareholder’s Agreement) such Class B Common Shares, except to a permitted transferee (“Permitted Transferee”). A Permitted Transferee means: (i) Mr. Mittal; (ii) his parents, spouse, children (natural or adopted), grandchildren or other issues; (iii) trusts the primary beneficiaries of which are any of the foregoing persons or any charitable organization designated by any of them, which trusts are controlled, directly or indirectly, by any of the persons under clause (i), (ii) or (v); (iv) corporations, partnerships, limited liability companies and other persons if at least 80% of the economic interest in any such person is owned by any of the persons under clause (i) and (ii) or any charitable organization designated by any of them; and (v) in the case of any person in clause (i) and (ii), the heirs, executors, administrators or personal representatives upon the death of such person or upon the incompetence or disability of such person for the purposes of the protection and management of such individual’s assets. The Shareholder’s Agreement further provides that if at any time a record or beneficial holder of Class B Common Shares ceases to be a Permitted Transferee, such holder (i) will not be entitled to exercise the voting rights attached to such Class B Common Shares and (ii) will notify the Board of Directors that it is no longer a Permitted Transferee, which notification shall be deemed to be a request to convert such Class B Common Shares into Class A Common Shares. Notwithstanding the foregoing, if at any time a holder of Class B Common Shares enters into a contract to transfer to a person that is not a Permitted Transferee (a “Non-Permitted Transferee”) a number of Class A Common Shares equivalent to that which would result from the conversion of all or a portion of such holder’s Class B Common Shares and thereafter such conversion is opposed by creditors of Mittal Steel in accordance with applicable Dutch law, which opposition has not been finally determined within six months after the commencement thereof, such holder shall be free to transfer its Class B Common Shares to such Non-Permitted Transferee. By its terms, the Shareholder’s Agreement may not be amended, other than for manifest error, except by approval of a majority of the Class A Common Shareholders (other than the controlling shareholder and Permitted Transferees) at a general shareholders’ meeting. The foregoing summary of the terms of the Shareholder’s Agreement is qualified in its entirety by reference to the full text of the Shareholder’s Agreement, a copy of which is included as Exhibit 4 to this Statement and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of December 22, 2004, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Ispat International Investments, S.L., Sociedad Unipersonal and Mittal Steel S.à r.l.
Exhibit 2:	Acquisition Agreement, dated as of October 24, 2004, between Ispat International N.V. and Richmond Investment Holdings Limited.
Exhibit 3:	Parent Shareholder Support Agreement, dated as of October 24, 2004, between Ispat International Investments, S.L., Sociedad Unipersonal and International Steel Group Inc.

Exhibit 4:	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.

SIGNATURES

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004

/s/ Lakshmi Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

ISPAT INTERNATIONAL INVESTMENTS, S.L., SOCIEDAD UNIPERSONAL
By:	/s/ Sudhir Maheshwari

Name: Sudhir Maheshwari
Title: Director

By:	/s/ Nanette Merks

Name: Nanette Merks
Title: Director

MITTAL STEEL S.À R.L.
By:	/s/ Rajan Tandon

Name: Rajan Tandon
Title: Director

By:	/s/ Pierre Van Halteren & /s/ Benoît Nasr

Name: Universal Management Services S.à.r.l.
Title: Director

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING INTERNATIONAL

		Present Principal	Name, Principal Business
		Occupation or	and Address of Principal
Name	Business Address	Employment	Employment	Citizenship
Mr. Sudhir Maheshwari	Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	Chief Financial Officer, Europe and The Rest of the World, Mittal Steel	Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	India

Ms. Nanette Merks	Hofplein 20, 6th Floor, 3032 AC Rotterdam, The Netherlands	Executive, Mittal Steel	Hofplein 20, 6th Floor, 3032 AC Rotterdam, The Netherlands	Netherlands

Mr. Jaime Dominguez Salgado	Emilio Castelar 4-5, Oficina 503, 35007, Las Palmas, Gran Canaria, Spain	Executive, MUNDIAUDIT SL	Emilio Castelar 4-5, Oficina 503, 35007, Las Palmas, Gran Canaria, Spain	Spain

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING LUXCO

		Present Principal	Name, Principal Business and
		Occupation or	Address of Principal
Name	Business Address	Employment	Employment	Citizenship
Mr. Rajan Tandon	Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	Executive, Mittal Steel	Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	India

Mr. Sanjay Shukla	Hofplein 20, 15th Floor, 3032 AC Rotterdam, The Netherlands	Executive, Mittal Steel	Hofplein 20, 15th Floor, 3032 AC Rotterdam, The Netherlands	India

Universal Management Services Sarl	59, Boulevard Royal, L-2449, Luxembourg	Corporate entity that serves as a company director	59, Boulevard Royal, L-2449, Luxembourg	Luxembourg